

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

April 14, 2009

Mr. Ronald J. Packard
Chief Executive Officer
K12, Inc.
2300 Corporate Park Drive, Suite 200
Herndon, Virginia 20171

Re: K12, Inc.
Annual Report on Form 10-K for the fiscal year ended June 30, 2008
Filed September 26, 2008
File No. 1-33883

Dear Mr. Packard:

We have completed our review of your annual report on Form 10-K for the fiscal year ended June 30, 2008, and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director

cc: John F. Baule, Chief Financial Officer
    Via Facsimile, 703-483-7010